Organization Indirect Owners

Organization CRD Number: 7654   **Organization Name: UBS SECURITIES LLC**

Organization SEC Number: 8-22651   **Applicant Name: UBS SECURITIES LLC**

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
UBS GROUP AG	Foreign Entity	UBS AG	SHAREHOLDER	11/2014	75% or more	Y	Y	FOREIGN
UBS AG	Foreign Entity	UBS AMERICAS INC.	SHAREHOLDER	11/2000	25% but less than 50%	Y	N	98-0186363
UBS AMERICAS HOLDING LLC	Domestic Entity	UBS AMERICAS INC.	SHAREHOLDER	08/2015	75% or more	Y	N	47-4954572